May 1, 2014

Deborah O’Neal-Johnson, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price International Funds, Inc. (“Registrant”)

 on behalf of the following series and class:

   T. Rowe Price Asia Opportunities Fund

   T. Rowe Price Asia Opportunities Fund—Advisor Class

 File Nos.: 002-65539/811-2958

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments received on April 17, 2014, regarding the post-effective amendment filed pursuant to Rule 485(a) on March 5, 2014, to add the new T. Rowe Price Asia Opportunities Fund (the “Fund”) and its Advisor Class to the above referenced Registrant. Your and our responses are set forth below.

Comment:

There are certain line items in the fee table that refer to “none.” Consider removing those line items from the fee table.

Response:

We intend to retain those items in the fee table for our next filing, but will consider removing them in the future.

Comment:

The principal investment strategies state that the Fund will normally invest at least 80% of its net assets (including any borrowings for investment purposes) in stocks issued by companies that are located in, or that have economic ties to, Asia (excluding Japan). You should implement a “50% test” that requires a company to derive at least 50% of its revenues or profits from an Asian country in order to be considered to have economic ties to Asia.

Response:

Pursuant to Rule 35d-1 under the Investment Company Act of 1940, an investment company with a name suggesting that it focuses its investments in a particular geographic region must adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular geographic region suggested by its name, and it must disclose in its prospectus the specific criteria that are used to select investments that meet this standard.

As it was originally proposed, Rule 35d-1 would have required investment companies that focus on a geographic area to invest in securities that meet one of three criteria, one of which is that the issuer during its most recent fiscal year must have derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the region or have at least 50% of their assets in that region. The Adopting Release for Rule 35d-1 provides that the Division of Investment Management rejected this overly restrictive test and instead adopted a final rule that it believes will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, while still exposing the company's assets to the economic fortunes and risks of the geographic region indicated by its name.

T. Rowe Price Associates, Inc. and its affiliated investment advisers primarily use MSCI Barra, an independent third party, to provide objective country classifications for equity securities held by the T. Rowe Price Funds. If an equity security is not assigned to a country by MSCI Barra, we generally rely on Bloomberg, another independent third party, for a country classification although other independent third parties may occasionally be used. These data providers analyze various criteria to classify a particular security, such as primary listing, country of incorporation, principal location of revenue sources, geographic distribution of its operations, and location of its headquarters. The country assigned to each holding is used to monitor a fund’s compliance with its 80% investment policy if the fund was required to adopt such a policy in accordance with Rule 35d-1. However, if a particular holding is not assigned a country classification by MSCI Barra or another third party, that holding will not be included toward satisfying the fund’s 80% investment policy. Use of independent third party sources for country classifications of portfolio holdings is less costly, more efficient and we believe, more effective, than applying a revenue, profits or asset test.

In our initial filing, the reliance on MSCI Barra or another data provider for this purpose was already disclosed in section 3 of the prospectus as follows (see p. 30 of the Fund’s Investor Class prospectus and p. 27 of the Fund’s Advisor Class prospectus):

For purposes of determining whether the fund invests at least 80% of its net assets in stocks that are located in or that have economic ties to Asia, the fund relies on the country assigned to a security by MSCI Barra, a third-party provider of benchmark indexes and data services, or another unaffiliated data provider. The data providers use various criteria to determine whether an issuer of a security is an Asian company. Examples include the following: (1) whether the company is organized under the laws of a country in Asia, (2) whether the company has a principal place of business or principal office in a country in Asia; (3) whether the company’s securities are listed or traded principally on a stock exchange or an over-the-counter market in Asia; and (4) whether the company conducts the predominant part of their business activities in, or derives a significant portion of its revenues or profits from, business activities in Asia.

We believe the Fund’s reliance on independent third parties to assign a country to a security when determining whether 80% of the fund’s holdings are issued by companies located in, or that have economic ties to, Asia (excluding Japan), as well as the disclosure of this practice in the Fund’s prospectus, fully satisfy the requirements of Rule 35d-1. As a result, we do not believe it is necessary to implement a “50% test” as part of the fund’s principal investment strategies.

Comment:

Consider whether more specific risks, such as market capitalization risks, Asia-specific risks, or China A-shares risks, should be included as part of the Fund’s principal risks.

Response:

The Fund typically focuses its investments on large- and mid-cap stocks, but is not restricted from purchasing stocks issued by companies of any size. Accordingly, we will add the following “Small- and mid-cap stock risk” disclosure to the Fund’s principal risks:

Because the fund may invest in companies of any size, its share price could be more volatile than a fund that invests only in large companies. Small- and medium-sized companies often have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies. Smaller companies may have limited trading markets and tend to be more sensitive to changes in overall economic conditions.

As part of the Fund’s “Geographic concentration risk,” we have already included the principal risks related to investing in Asia so we do not believe that additional disclosure is necessary. The current disclosure is as follows:

Many Asian economies have at various times been negatively affected by inflation, an over-reliance on international trade, political and social instability, and less developed financial systems and securities trading markets. Trade restrictions, unexpected decreases in exports, changes in government policies, or natural disasters could have a significant impact on companies doing business in Asia.

The Fund’s Statement of Additional Information contains additional disclosure relating to investing in Asia and a comprehensive discussion of the risks relating to investments in China A-shares. The Fund does not initially intend to invest in China A-shares; however, if the Fund invests in A-shares in the future we will assess whether the risks related to such investments should be disclosed more prominently in the Fund’s prospectus.

Comment:

Section 3 of the prospectus provides that the fund may, from time to time, invest in fixed income securities, including junk bonds. The disclosure should state that junk bonds are speculative in nature.

Response:

This reference will be added to the disclosure.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price International Funds, Inc.